SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

THE VICTORY VARIABLE INSURANCE FUNDS
Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company, on behalf of its series listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemption requests by a shareholder of record, limited in amount as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). It is understood that this election is irrevocable while such Rule is in effect unless the Commission order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 19th day of April, 2006.

Signature: THE VICTORY VARIABLE INSURANCE FUNDS

By: /s/ Christopher K. Dyer
Christopher K. Dyer Secretary

Attest: /s/ David C. Brown
Name: David C. Brown
Title: President

SCHEDULE A

TO THE FORM N-18F-1 ELECTION
OF
THE VICTORY VARIABLE INSURANCE FUNDS

Diversified Stock Fund

Dated as of April 19, 2006